UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2023

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐       No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: April 20, 2023

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park MigdalHa’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com
FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES NEW FILING OF SHELF REGISTRATION STATEMENT TO
REPLACE EXISTING REGISTRATION STATEMENT

MIGDAL HAEMEK, Israel – April 20, 2023 – Camtek Ltd. (NASDAQ: CAMT and TASE: CAMT), today announced that it had filed a Shelf Registration Statement on Form F-3 with the U.S. Securities and Exchange Commission (SEC), to replace a current Shelf Registration Statement which was filed in April 2020. The Shelf Registration Statement is subject to review by the SEC.

Similar to the current Registration Statement, the Shelf Registration Statement, if and when declared effective by the SEC, will allow the Company the flexibility to offer and sell securities from time to time through various methods of distribution in one or more offerings up to a total amount of $150 million.

It is noted that at this time, the Company has no current plans to offer securities under its Shelf Registration Statement, and any future offering would be subject to market conditions and approval by the Company's Board of Directors.

The Shelf Registration Statement has been filed with the SEC but has not yet been declared effective by the SEC. The securities being registered may not be sold, nor may offers to buy be accepted until the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under its securities laws.  Any offering of the securities covered under the Shelf Registration Statement will be made solely by means of the prospectus included in the relevant Registration Statement and any applicable prospectus supplement issued with respect to any offering.

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment and a provider of software solutions serving the Advanced Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments in the mid end of the semiconductor industry.

Camtek provides dedicated solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers’ requirements.

This press release is available at http://www.camtek.com

This press release contains statements that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on Camtek’s current beliefs, expectations and assumptions about its business and industry, all of which may change.  Forward-looking statements can be identified by the use of words including “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “may,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions that are intended to identify forward-looking statements, including our expected revenue for the first quarter of 2023 and full year 2023 and statements relating to the compound semiconductors market and our position in this market our expense structure and our target operating model. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Camtek to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that may cause our actual results to differ materially from those contained in the forward-looking statements include, but are not limited to, negative effects on the semiconductor industry, on which we are dependent, including as a result of economic, political, legal, regulatory and other changes, in the global or local markets in which we operate, or low capital expenditures which may negatively impact our operating results; the impact of any new or revised export and/or import and doing-business regulations or sanctions, such as changes in U.S. trade policies; the risks relating to the concentration of a significant portion of our business in certain countries in the Asia Pacific Region, particularly China (which is our largest territory), Taiwan and Korea; the impact of the war in Ukraine, rising inflation, rising interest rates, volatile exchange rates and commodities’ prices, recession, economic slowdown, and continuing or new effects as a result of the COVID-19 pandemic;  anticipated trends and impacts related to industry component and substrate shortages and other supply chain challenges; the future purchase, use, and availability of components supplied by third parties; impurities and other disruptions to our customers’ operations, which could lower production yields or interrupt manufacturing, and could result in the cancellation or delay of purchases of our products; and those other factors discussed in our Annual Report on Form 20-F and other documents filed by the Company with the SEC as well as other documents that may be subsequently filed by Camtek from time to time with the SEC.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Camtek’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Camtek does not assume any obligation to update any forward-looking statements unless required by law.

CONSENT OF INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM

The Board of Directors

Camtek Ltd.:

We consent to the use of our report dated March 20, 2023, with respect to the consolidated financial statements of Camtek Ltd., and the effectiveness of internal control over financial reporting, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Somekh Chaikin

Member Firm of KPMG International

Tel Aviv, Israel

April 20, 2023